UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Adira Energy Strengthens Board and Management Team”, dated July 29, 2010
99.2	News Release “Adira Energy Announces Engagement of Israeli Offering Agent and Canadian Sponsor in its Application for Listing on the TSX Venture Exchange”, dated August 6, 2010
99.3	News Release “Adira Energy Announces Appointment of New Directors, Officers and Auditors and Formation of New Board Committee”, dated August 23, 2010
99.4	News Release “Adira Energy Announces the Granting of an Option to Acquire a Working Interest in the “Myra” and “Sara” Petroleum Licenses Offshore Israel”, dated August 25, 2010
99.5	News Release “Adira Energy Announces Strategic Investment by BRM Group, an Israeli Investment Company, and Increase to Previously Announced Private Placement”, dated October 29, 2010
99.6	News Release “Adira Energy Ltd. Announces Closing of Previously Announced Equity Financing”, dated November 23, 2010
99.7	News Release “Adira Energy Announces Listing on the TSX Venture Exchange and Completion of US$11 Million Financing”, dated December 1, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: December 2, 2010

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development